United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes   ☐   No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes   ☐   No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes   ☐   No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release	3
Signature Page	74

2

XX

The premium mining player

““This presentation may include statements that presenting Vale's expectations about future events or results. All statements, when based upon expectations about the future, and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where in which we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF) and, in particular, the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.” “Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation, including ‘measured resources,’ ‘indicated resources,’ ‘inferred resources,’ and ‘geologic resources’, which would not be permitted in an SEC filing. These materials are not measurements of proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials measurements include only materials that will be converted into proven or probable reserves, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-KF, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml.”

Fabio Schvartsman CEO

Vale will generate more value for shareholders than its global mining peers 4 Strategic pillars Performance Improvement Governance Enhancement Clear Strategy Sustainability Benchmark

Capital allocation Rigorous capital allocation process based on returns Cost efficiency Integration and meritocracy Automation and cost management Price realization Product portfolio to capture “flight to quality” 5 Performance Improvement Enhancing performance while improving capital allocation

6 Nickel capex US$ billion -53% Vale is using spot nickel prices to approve capital projects resulting in a capex reduction of US$ 1.6 billion in 2017-2018 -40% Updated production plan Previous production plan VNC dry stacking Voisey’s Bay mine expansion Thompson mine extension Indonesia growth plan Projects reviewed and capex deferrals 1 1 Previous nickel CAPEX relates to August 2016 strategic production plan 1 1.5 1.9 0.9 0.9 2017E 2018E

7 EBITDA/t¹, US$/t, 2017E vs. 2020E The US$ 3.0 - 5.0/t gain will come on top of the US$ 1.0/t in supply chain optimization already captured in 2017 Focus on competitiveness is expected to increase EBITDA of Ferrous Minerals by US$ 1.2 - 2.0 billion by 2020 vs. 2017 1 Assuming no change in Platts IODEX 62% reference price and bunker oil prices, and exchange rate of BRL 3.35 / USD 2 Operational yield measured by global recovery rate. Global recovery = total production / (waste + ROM) 3 Includes gain in price realization 3 2 0.5 0.5 – 1.5 1.0 – 1.5 0.5 0.5 – 1.0 3.0 – 5.0 S11D Innovation and automation Structured cost management program Operational yield Supply chain optimization Total

Iron ore: margins, premium products and flexibility Base Metals Preserve optionality in nickel (Electric Vehicles) Increase copper production (Salobo III, Victor and Hu’u) Coal: leverage mine and logistics Deleverage: US$ 10 billion 8 Clear Strategy Focus on a strong balance sheet while leveraging the assets and fostering EBITDA growth

Iron ore production volumes¹ Mtpy 9 Nominal capacity 1 Including third party purchases Vale has adapted its production plan in order to maximize cash flow generation and reinforce supply discipline Updated production plan Previous production plan Nickel production volume kt -45 -54 -33 -15 -15 171 200 217 230 230 230 2017E 2018E 2019E 2020E 2021E 2022E Northern System ~365 ~390 ~400 ~400 ~400 ~400 450 308 316 301 281 295 263 262 268 266 280 2018E 2019E 2020E 2021E 2022E

10 Operation1 2017E 2018E Sudbury 3,287 2,983 Thompson 10,488 8,094 Voisey’s Bay 3,206 4,680 VNC 10,153 9,717 PTVI 6,463 6,329 Onça Puma 8,622 7,704 1 Costs per operation based on site view / standalone companies Unit cash cost after by-product credits US$/t Despite lower volumes, Vale will become cash flow positive in all nickel operations US$ 1,621 per ton in 2019E

December 22nd, 2017: important date for Vale Transformation of Vale into a corporation Two independent board members Re-rating 11 Governance Enhancement Better governance and Novo Mercado

Focus on systematic planning and execution Beyond Vale’s operations 12 Sustainability Benchmark Sustainability

13 Paving the way to create value

Luiz Eduardo Osorio Executive Officer, Sustainability and Institutional Relations

Progress required to become a reference in sustainability 15 Reduction in total injury time² from 11.2 in 2007 to 2.1 in 2017 Creation of Renova Foundation in July 2016 Reduction of 7% in greenhouse gas direct emissions Main progress in key areas Vale’s Pulse Reputation Index¹ ¹ Pulse Reputation Index (Reputation Institute) ² Number of total injuries/MHW x 1 MM Excellent >80 Strong >70 Median >60 Weak >40 Poor <39 45 50 55 60 65 2Q16 3Q16 4Q16 1Q17 2Q17

8.2 thousand families with financial assistance 1.5 thousand families from traditional communities and indigenous people are assisted under Renova Project scope: food, water and economic security 101 tributaries were rehabilitated 800 hectares were replanted Since 1H16 the level of metals along the Doce river has dropped to the standards seen prior to the dam failure 152 km of roads rehabilitated 689 construction works concluded 219 hectares of high productivity pasture restored 16 Renova Foundation initiatives are on track Vale is fully committed to support the recovery of the affected areas and communities

Reconstruction of Bento Rodrigues, Paracatu de Baixo and Gesteira Design of new urban plans based on public hearings Initiation of construction in 2018 and expected delivery in 2019 In 2018, the Renova Foundation will focus on the compensation for the affected families and on rebuilding the villages Recovered tributary Rebuilding villages Campaigns to register and identify the affected families Beginning of financial compensation in Governador Valadares (51,000 contacted and 15,000 payments) and in Colatina (28,000 contacted and 8,000 payments) in October 2017 Compensation programs Data collection and registration 17

Sustainability areas with very good initiatives and ideas but not interconnected, leading to suboptimal results for Vale’s stakeholders 18 Coming next: new approach and goals for sustainability Systematic planning and execution Dispersed initiatives Redefinition of purpose, operational and organizational models aligning the Sustainability, Vale Foundation, Community Relations and Crisis Management areas that will be completed and applied in 1Q18

Alexandre Pereira Executive Officer, Global Business Support

Implement a global, integrated and streamlined procurement model Implement strong portfolio management to deliver all capital projects globally, with disciplined capital allocation Shape competitiveness through a strong management model and a culture of performance Secure a sustainable energy model and drive energy efficiency, while moving towards self-sufficient production Integrate technologies and drive the digital business transformation to unlock new levels of productivity 20 Global Business Support is the main driver to connect and integrate the entire organization Procurement Operations excellence Energy Capital projects Digital technology

21 Asset performance > 8-10% Maintenance > 11-14% Workforce effectiveness > 5-15% Supply chain > 4-6% Autonomous trucks Advanced and predictive analytics Smart planning and process optimization Automated inspection and maintenance Real-time performance monitoring and optimization Focus areas Examples of technologies Global Business Support will drive the digital revolution across Vale to transform the performance of our core business Initiatives prioritized in iron ore operations at the Northern System in 2018 will generate a NPV of ~US$ 350 million and a cost reduction of ~US$ 0.5/t Examples: 1 Overall equipment efficiency (OEE) increase with autonomous haul trucks; 2 truck + conveyor belt; 3 parts inventory reduction; 4 increase throughput 1 2 3 4 Productivity increase

22 Develop effective use of data Unlock new productivity levels Integrate functions, expand best practices and leverage scale Foster strong management model and a culture of excellence Engage workforce and share expertise Drive a cultural change Examples of contributions Globally connected Digital revolution Culture of performance Global Business Support will play a key role in building the Vale of the future, increasing the competitiveness of all businesses

Peter Poppinga Executive Officer, Ferrous Minerals and Coal

24 US$ million Initiatives from the first wave of competitiveness improvement, ending 2016, generated gains of US$ 3.3 billion vs 2014 US$ 3.3 bi 11,321 8,536 2,969 1,393 1,037 608 735 861 87 10,476 EBITDA 2014 Price Exchange rate Bunker oil Commercial initiatives Volume Freight COGS Others EBITDA 2016

S11D ramp-up Innovation and automation development Structured cost management program implementation 1 2 3 1 25 Performance Improvement Clear Strategy Operational yield¹ improvement Supply chain optimization (efficiency and price realization) Pellet production increase 2 3 In 2017, Vale started its second wave of competitiveness based on further integration, capturing the structural "flight to quality” trend 1 Operational yield measured by global recovery rate. Global recovery = total production / (waste + ROM)

26 System 3 All of S11D truckless systems are operating, with their start-ups ahead of schedule 1 2 3

27 Truckless system productivity Tons per hour, Jan-Nov 2017 S11D production in 2017 Mt 1 2 3 The four truckless systems are operating at over 80% capacity, enabling good performance of the S11D ramp-up 8,000 6,500 Nominal Capacity Realized 19.5 ~ 2.5 ~ 22 .0 Jan-Nov 2017 Realized Dec 2017E 2017E

Production volumes Mt 1 C1 cash cost at the port (mine, plant, railroad and port, excluding royalties) 2 Current Vale based on 3Q17 3 Carajás (ex-S11D) based on 3Q17 4 S11D fully ramped up, normalized to the exchange rate of BRL/USD 3.35 C1 cash cost1 US$/t - 31% - 47% 28 4 1 2 3 S11D ramp-up will further decrease Vale’s costs ~22 50 - 55 70 - 80 90 2017E 2018E 2019E 2020E 14.5 11.2 7.7 Current Vale² Current Carajás³ Expected S11D

29 Autonomous trucks and drills Fully automatic stackers and reclaimers Modernization of dispatch system Equipment management 1 2 3 Train control optimization Semi-autonomous locomotives Automated maintenance and inspection Equipment management MINE AND PLANT US$ 0.3/t US$ 0.2/t Investments in innovation and automation will improve operational efficiency and reduce costs by US$ 0.5/t in 2020 LOGISTICS

30 Methodology Mapping processes Gap and goal definition Action plan implementation Improve maintenance productivity Reduce consumption of raw materials and consumables Process and structure synergies Pilot project for pellets Expected pellets costs reduction US$/t 1 2 3 After the pilot project in the pelletizing plants, the structured cost management program will be implemented in the whole iron ore business with expected costs reduction of US$ 0.5 – 1.5/t in 2020 The structured cost management pilot project in the pelletizing plants will be rolled out to the entire iron ore business 1 Compared to 2017E pellets costs for 2018E and 2020E, therefore 2020E reduction is not incremental to 2018E. 0.5 - 1.0 1.0 - 1.5 2018E¹ 2020E¹

31 1 Operational yield measured by global recovery rate. Global recovery = total production / (waste + ROM) Source: Vale, WoodMac and peers’ public reports Operational yield1, % 2015 2014 2016 2017E Peer average Vale +4bps 2020E +17bps Highest operational yield¹ among peers as a result of increased share of dry processing and strip ratio optimization +10bps 1 2 3 37 40 41 41 37 41 46 50 51 54

Production volumes¹ Mtpy 32 Nominal capacity 1 Including third party purchases The increase of Northern System production will allow higher blended product volumes, therefore increasing the inventory level offshore (Malaysia and China) in 2018 Vale has adapted its production plan in order to maximize margins 1 2 3 Global blended volumes Mt 171 200 217 230 230 230 2017E 2018E 2019E 2020E 2021E 2022E Northern System ~365 ~390 ~400 ~400 ~400 ~400 450 16 40 ~75 > 100 2015 2016 2017E 2018E

33 Sales composition1, % 2 Vale has adjusted its product portfolio and quality according to market demand 1 Does not include pellets and pellet feed for pelletizing 2 Mid Western System and Lump 1 2 3 23% 19% 18% 16% 25% 22% 19% 8% 5% 14% 25% 35% 40% 42% 37% 40% 2015 2016 2017E 2018E Carajás Blend Southern Southeastern Others

34 Value creation opportunities Better sales price realization and product quality management Improvements in the planning process for sales and operations from mine to port Optimization of ship distribution and response to client’s demands Future opportunities Excellence Center: improvements in asset management Local COIs: productivity gains through supply chain synchronization Vale has an extensive and complex supply chain 4 integrated production systems 22 mines operating and 13 pelletizing plants 4 railways and 1 waterway 4 loading ports and 12 blending and distribution ports (Malaysia and China) 250 – 300 ships dedicated to Vale (CFR sales) The Integrated Operations Center (COI) will support supply chain management, maximizing iron ore business margins 1 2 3

35 1 Premium over the index Platts IODEX 62% Fe content (includes VIU and premium, does not include pellets) Vale’s average price premium¹, US$/t The improvement in price realization is expected to add up to US$ 350 million in 2018 EBITDA Price realization will progressively improve based on constant supply chain optimization and the structural "flight to quality” trend 1 2 3 1.7 ~3.5 3.5 – 4.5 2016 2017E 2018E

36 China iron ore imports average Fe content % On the iron ore supply side, there are continuous declines in iron ore grades and in investments in new mines to maintain quality FAI1 in ferrous mining industry in China RMB billion 1 FAI = Fixed Asset Investments Source: NBS, Metal Bulletin and Vale Fe content imported ore into China Fe content ex-Carajás into China 1 2 3 2017E 61.7 61.4 61.0 60.7 60.4 60.4 60.4 60.3 61.5 61.2 60.8 60.5 60.2 60.0 60.0 59.8 60 60 61 61 62 62 2010 2011 2012 2013 2014 2015 2016 2017e 0 50 100 150 200 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 10M17

37 Changes in the Steel Industry and declines in iron ore grades are leading to a consistent and structural “flight to quality” trend 1 Source: NBS, Metal Bulletin and Vale Contaminants discount US$/t Price spread 65% and 58% Fe iron ore US$/t, net of Fe % adjustment 1 2 3 0 2 4 6 8 Oct-16 Dec-16 Feb-17 Apr-17 Jun-17 Aug-17 Oct-17 1% SiO2 Discount (4.5-6.5%) 1% SiO2 Discount (6.5-9.0%) 1% Al2O3 Discount (1.0-2.5%) 0.01% Phos Discount (0.09-0.12%) 0 10 20 30 40 50 Jan-16 Apr-16 Jul-16 Oct-16 Jan-17 Apr-17 Jul-17 Oct-17

Pellets production volumes Mtpy 38 Highlights Restart of São Luis and Tubarão I/II pellet plants scheduled for 1H18 São Luis production capacity of 7.5 Mtpy Tubarão plants I and II production capacity of 6.2 Mtpy Total investments of US$ 150 million Vale is continuously looking for opportunities, including the increase in the availability of feed and higher productivity in the pellet plants, in order to respond to market demand Vale is increasing its pellet production to respond to a strong market demand 1 Nominal capacity includes São Luís plant and Tubarão Plants I/II, which are currently under care and maintenance 1 2 3 46 2016 2017E 2018E 2019E 2020E 2021E 2022E Nominal capacity 1 ~50 ~55 ~60 ~60 65

39 US$/t 1 Adjusted EBITDA of Ferrous Minerals (excluding manganese and ferroalloys) normalized by the 3Q17 Platts IODEX 62% of US$ 70.9/t, exchange rate of 3.35 BRL/USD and bunker oil of US$ 308/t Vale’s competitiveness measured by normalized EBITDA/t1 is expected to increase by another US$ 3-5/t in 2020 In 2017, Vale already captured US$ 1.0/t in supply chain optimization 41% 27 34 37 38 41 - 43 2014 2015 2016 2017E 2020E

Peter Poppinga Executive Officer, Ferrous Minerals and Coal

Successfully conclude the ramp-ups of Moatize and Nacala Consolidate margin improvement 1 2 41 Performance Improvement Clear Strategy Project Finance signed on November 27th, 2017 Leverage mine and logistics Foster mineral exploration 1 2 3 Coal business will generate solid results by concluding the ramp-up and exploring growth options

42 2017 Vale coal transactions Proforma production costs through NLC – 2017E US$/t US$ million Net Nacala tariff US$ 15/t 1 Production cost includes mine, plant, railway, port and royalties of coal shipped through Nacala, excluding inventory movement 2 Nacala tariff is composed of debt service, taxes, capital maintenance and other costs 1 2 1 2 3 US$ 2.7 billion Project Finance concludes the restructuring and optimization of the business portfolio 78 30 93 15 Production costs Nacala tariff Interest on shareholders loan Cash cost through Nacala 770 2,730 3,500 Equity transaction Project Finance Total

43 Production volume1,2 Mt Shipment volume1,2 Mt 1 Includes only Mozambique operations 2 Due to prioritization of higher margin metallurgical coal sales, thermal coal inventories built up until 2016. Nacala corridor stepped up Vale’s logistics capacity and enabled the drawdown of the material +113% +44% 1 2 Sound ramp-ups of Moatize and Nacala Logistic Corridor increased production and sales volumes in 2017 3.1 3.4 3.5 7.2 1.8 1.6 2.0 4.5 4.9 5.0 5.5 11.7 2014 2015 2016 2017E Thermal Metallurgical 6.4 11.1 2.2 1.3 3.7 3.7 8.6 12.4 2014 2015 2016 2017E Beira Nacala

44 Proforma production cash cost at the port US$/t 2 1 1 Net Nacala tariff is composed of investments, working capital, debt service, amortization, taxes and others, net of interest received by Vale related to shareholder loans 2 Production cost includes mine, plant, railway, port and royalties of coal shipped through Nacala, excluding inventory movement 3 Net Nacala Tariff decreases US$ 6/t mainly due to a combined effect of lower net debt service (-US$ 2/t) and dilution of the tariff on higher 2019 volumes (-US$ 3/t) 1 2 The conclusion of the ramp-up will enable Moatize to be more competitively positioned in the industry cost curve 3 Moatize production volume Mtpy 109 78 70 67 65 59 56 15 26 20 20 19 21 4 2016 2017E 2018E 2019E 2020E 2021E 2022E Non-recurring Net Nacala tariff Production cost 6 12 16 18 18 20 20 2016 2017E 2018E 2019E 2020E 2021E 2022E

45 Mozambique operations EBITDA 2016 vs. 2017E 1 1 Reported -US$ 54 million EBITDA adjusted for the positive effect of thermal coal inventory adjustment recorded in 2016 (US$ 267 million) 2 Effect of the positive US$ 56 million EBITDA from the Australian operations in 2016 EBITDA 3 Considers 2018 average price at approximately US$ 170/t for metallurgical coal and US$ 70/t for thermal coal 3 US$ million EBITDA 2017E vs. 2018E – Stable price scenario US$ million 1 2 Greater volumes and higher market prices support the improvement of the business EBITDA 2 127 212 395 4 56 320 353 2016 Sales prices Volumes Cost Others Australian operations 2017E 60 71 3 353 481 2017E Volumes Cost Others 2018E

Jennifer Maki Executive officer, Base Metals

Enhancing current performance while consolidating Vale’s position for potential upside Improve competitiveness of operations Transition to a smaller footprint in nickel 1 2 47 Performance Improvement Clear Strategy Align investments and production based on the market conditions Preserve optionality in nickel (Electric Vehicles) Increase copper production (Salobo III, Victor, Hu’u) 1 2 3

Changes to ensure all assets contribute to positive cash flow 48 Copper asset optimization Divestment of the stake in Lubambe mine, Zambia Asset reviews Detailed review across all operations, especially nickel Reviewed at mine level within Canadian integrated operations Positive cash generation at low prices and reduction of non-value adding nickel units with limited upside Nickel asset optimization Care & maintenance of Stobie mine, in Sudbury, in May 2017 Care & maintenance of Birchtree mine, in Thompson, in September 2017 Care & maintenance of Taiwan nickel refinery 1 2 Core asset focus Acton Precious Metals refinery

Initiatives across all operations to increase competitiveness under current challenging market conditions Thompson Sudbury Voisey’s Bay Develop ‘fit for purpose’ organization Implement structured cost management program Achieve CAD$ 200 million challenge by 2022 Ramp up the Long Harbour Processing Plant Review Voisey’s Bay Mining Expansion project Close smelter and refinery in 3Q18 Reduce CAD$ 40 million of fixed costs in 2018 Reduce C1 cost reaching US$ 7,600/t in 2018 with plan to achieve US$ 7,000/t by 2019 Solve stakeholder relations issues Continue to improve operation through de-bottlenecking initiatives Evaluate options for required divestment for October 2019 PTVI Onça Puma 49 VNC Continue to reduce costs Reduce operational bottlenecks Find a potential equity partner to invest and help funding and de-risk 1 2 Continue to improve processing plant reliability Access higher grades at the bottom of Sossego pit with utilization of a fleet of smaller trucks Transition to Pista pit Salobo Sossego

50 Reduction of nickel production forecast1 kt -45kt 1 PTVI includes reduction of volumes for in-process inventory shipped to Vale’s Clydach refinery in United Kingdom Transitioning to a smaller footprint in nickel by calibrating investments and production to reflect current market conditions 1 2 In 2018: Shift to mine-mill in Thompson in 3Q18 Continued implementation of AER project in Sudbury Continued ramp-up of Long Harbour to 39 kt In 2017: Successful transition to single furnace in Sudbury Completed with no impact on production Ramp-up of Long Harbour increasing from 15 kt in 2016 to 27 kt in 2017 Voisey’s Bay feed being sent solely to Long Harbour Shift to one furnace in Thompson in January 2017 Nickel refinery in Taiwan placed on care and maintenance in November 2017 308 14 6 11 9 3 2 263 220 230 240 250 260 270 280 290 300 310 2018E Vale Day 2016 Sudbury Thompson Voisey's Bay PTVI VNC Onça Puma 2018E Vale Day 2017

Benefits from a single furnace operation in Sudbury 51 Surface plant unit cost US$, total finished nickel CCNR¹ + FMW² to Clydach AER/SFU³ project capex US$, million Capital requirements for the flowsheet change will decrease in the coming years 1 2 1 Copper Cliff Nickel Refinery 2 Nickel feed from Sudbury to Clydach 3 AER = atmospheric emission reduction, SFU = surface facilities upgrades Following the 2017 flowsheet transition, initiatives to “right-size” the operations will reduce surface plant unit costs 2,498 3,161 2,584 2,405 2016 2017E 2018E 2020 Target 141 153 182 93 19 2016 2017E 2018E 2019E 2020E

Focus continues to be on improving stability of VNC operations and bringing a partner to close funding gap in the next few years 52 Vale New Caledonia Value generation opportunities Operational improvements to address bottlenecks¹ to increase production Reduction of over US$ 150 million in cost annually over the past two years Investment of US$ 500 million over the next four years associated with residue storage – decision to proceed in 1H18 Process launched to find a potential partner to invest equity and help to fund and de-risk VNC Potential to capture upside of cobalt prices with electric vehicles roll-out, with VNC representing about 6% of global cobalt production after ramp-up2 VNC has continued to make improvements in ramp-up in 2017 with forecast production of 40 kt EBITDA has progressed towards a neutral level in recent months with EBITDA of -US$ 7 million in 3Q17 1 In HPAL and Partial Neutralization 2 Considers global production of cobalt in 2016 1 2 3

Electric vehicles bring upside to the market longer-term 53 1 “Market news” refers to public commitments by various auto manufacturers as well as governments (such as UK/France committing to no ICE sales by 2040, and other announcements by California, China, etc.) Source: Public announcements, media, Vale analysis Market share of electric passenger vehicles Battery electric and plug-in hybrids only Nickel demand for the battery market Battery electric and plug-in hybrids only 2025 2030 2020 2015 2017 2035 2025 Internal Combustion Engines (ICE) EV’s conservative scenario EV’s upside considering "market news"¹ Nickel in non-EV batteries Nickel in EV’s conservative scenario Nickel in EV’s upside considering "market news" Vale is well positioned to supply the growing battery market 1 2 3 Equivalent to the size of the nickel market today in kt 7% 80% 13% 1% 99% 0 500 1,000 1,500 2,000 25% 48% 27%

Targeted investments and options for growth under the right nickel market conditions Replacement ore with full production by 2021 Poly-metallic ore body (nickel, copper and PGMS) Potential for further phases Well positioned on prospective land in Sudbury Significant land yet to be explored at operating depths Multi-year exploration in place World class laterite ore deposits On-going partnering process to evaluate options to exploit Bahodopi and/or Pomalaa Sudbury exploration Indonesian growth options Copper Cliff Mine Project – Phase 1 1 2 3 54

Increase copper production Second expansion to 36 Mtpy Production of 50 ktpy¹ of copper concentrate by processing lower grade material currently being stockpiled Economic feasibility aided by a bonus² to be paid by Wheaton Precious Metals High grade polymetallic project in Sudbury basin Potential for over 500 kt of copper and 200 kt of nickel Deep copper ores averaging: Cu 8-9%, Ni 2-3% and 10 g/t PM/PGMs Currently in FEL II Project located in Indonesia and 80% owned by Vale FEL I to be concluded in 1Q19 Victor Hu’u Salobo III 1 2 3 1 Average volume of the first five years. ² Bonus value depends on the achieved concentration plant capacity after expansion, the grades and the date of the completion 55

Vale plans to consolidate around a smaller nickel business and leverage the quality of the copper assets Nickel kt Copper1 kt 287 263 262 268 438 422 424 433 266 438 56 1 Not including Lubambe 2017E 2018E 2019E 2020E 2021E Sudbury Thompson Voisey's Bay Sorowako Onça Puma VNC 2017E 2018E 2019E 2020E 2021E Sudbury Thompson Voisey's Bay Salobo Sossego

EBITDA will directly respond to positive price movements from increased demand by electric vehicles With a transformed business, Vale’s nickel operations will readily absorb any upside potential for nickel prices, with amplified impact on EBITDA Copper price (US$/t) 5,500 6,000 6,500 7,000 7,500 Nickel price (US$/t) 10,000 1.8 2.0 2.2 2.4 2.7 12,000 2.3 2.6 2.8 3.0 3.2 14,000 2.9 3.1 3.3 3.5 3.7 16,000 3.4 3.6 3.9 4.1 4.3 18,000 4.0 4.2 4.4 4.6 4.8 20,000 4.5 4.7 4.9 5.1 5.4 57 EBITDA 2020, US$ billion

Luciano Siani Pires CFO

1 Forecast asset base does not include growth projects not approved 2 Others include R&D expenses and energy segment Total assets¹ EBITDA less sustaining scenarios (prices in US$) Return on Assets Pre-tax Iron ore 400 Mt 37.2 Nickel operations Ni 268 kt, Cu 140 kt 19.8 Copper operations Cu 293 kt 2.3 Coal 18 Mt 1.8 Others² 2.3 Total Vale 63.4 EBITDA I 9.3 11.1 13.0 II III I II III 0.6 1.2 1.8 25% 30% 35% 3% 6% 10% 55/t 60/t 65/t 10,000/t 12,000/t 14,000/t 0.7 1.0 1.3 6,000/t 7,000/t 8,000/t 0.1 0.4 0.6 130/t 150/t 170/t (0.3) (0.3) (0.3) - - - 35% 43% 57% 6% 22% 33% 10.4 13.4 16.4 16% 21% 26% A glimpse of “Vale in 2020” 59 US$ billion 13.0 16.0 19.0

1 60 Improved Cash Flows Low-debt Balance sheet 1 2 3 Multiple re-rating Optimized capital expenditures Streamlined and optimized asset portfolio Reduced cash flow drags 4 Total shareholder return will improve significantly based on several levers Better governance Predictable performance and capital allocation 2 Governance Clear Strategy

61 Highlights Migrating to Novo Mercado ahead of schedule on December 22nd, 2017 Benchmark transaction in the Brazilian Market, with a participation of 80% of retail investors Dissolution of the current control block and consequent diversification of the shareholder base to give more independence to the management team Promotes higher liquidity for the Company’s shareholders, who will have the same rights and benefits under a single class of shares Multiples expected to converge to peers 1 2018E EV/EBITDA¹ Novo Mercado listing on December 22nd should bear fruit in the near future 2 Median of Peers: 5.9x 1 Figures prior to the approval of the restructuring transaction 5.5 x 5.6 x 6.1 x 6.3 x Peer 1 Peer 2 Peer 3

Capex Nickel operations cash costs after by-products Consistent track record enhancing investor confidence and enabling a higher multiple Iron ore and pellets EBITDA breakeven landed-in-China South Atlantic copper cash costs after by-products US$/t US$/t US$/t US$ billion 2 1 62 16.2 14.2 12.0 8.4 5.5 2012 2013 2014 2015 2016 2017 2018 2019 2020 9,681 6,715 7,145 7,243 5,726 2012 2013 2014 2015 2016 2017 2018 2019 2020 60.7 55.8 54.3 34.6 28.9 2012 2013 2014 2015 2016 2017 2018 2019 2020 5,512 4,084 2,826 2,022 1,545 2012 2013 2014 2015 2016 2017 2018 2019 2020

1 2 3 4 Vale’s asset portfolio will be further simplified Cubatão Eagle Downs Biopalma CSP Aliança Mosaic VLI MRS Manga nese Iron ore Coal Nickel Copper Pellets Core Adjacent Non-core Samarco REFIS Pre-Op Expenses Financial Expenses Cash Flow Drags MRN CSI 63

Vale’s core assets have low-cost options to increase production and returns Coal Copper Nickel Pellets Volume IRR Size of investments Project Moatize Expansion (2020’s) Salobo III Onça Puma 2nd furnace Indonesia expansion São Luís Tubarão plants I and II 5 Mtpy¹ ~50 Ktpy² 15 Ktpy² 10-40 Ktpy4 7.5 Mtpy 6.2 Mtpy TBD 15% - 17% over 15% over 15% 16% - 18% 50% - 52% TBD ~US$ 400 million³ ~US$ 250 million US$ 0.2 - 1.2 billion US$ 150 million 64 1 Preliminary volume subject to reserve exploration activities ² Average volume of the first five years ³ Net of Wheaton Precious Minerals contribution of US$ 600 million 4 Refers to PTVI stake 1 2 3 4

Mosaic VLI MRS Manganese and Ferroalloys Aliança Geração de Energia Assets adjacent to the core present potential opportunities Total 65 1 Market estimate 1 2 3 4 Potential strategy After lock in, decide to increase exposure or divest Expansion – huge pent-up demand for logistics in Brazil Leverage logistics opportunities within the Southern System Self-sufficiency in energy (today at 55% coverage) Vale’s share 11.0% 37.6% 48.2% 55.0% 100.0% Focus on high-margin alloys through American market development Normalized EBITDA 2020 (Vale’s share) US$ 240 million1 US$ 425 million US$ 230 million US$ 115 million US$ 170 million US$ 1,180 million

Potential proceeds Potential strategy Divestiture 2018-2019 2018 2H18 Sale after asset turnaround Ongoing sales process Deal signed in Nov-17 Expected closing in 2H18 1 2 3 4 Biopalma Eagle Downs Cubatão 2018-2020 Under review MRN CSI 2018-2020 Search for strategic opportunities and leverage performance under new U.S. steel environment Non-core assets have an exit plan CSP TBD Build track record First positive EBITDA in October ? Reference: US$ 1 billion 66

US$ billion 1 2 3 4 Capital expenditures will remain low even incorporating new growth projects 67 1.7 0.9 0.4 2.4 2.6 2.6 2.6 2.2 2.2 0.3 0.5 0.6 0.6 0.3 0.1 0.5 0.9 0.9 0.7 4.1 3.8 4.0 4.2 3.7 3.2 2017E 2018E 2019E 2020E 2021E 2022E Growth Sustaining Replacement Growth non-approved

2018E 2019E 2017E 2020E Reduction 470 490 250 1,600 - 1,700 393 490 110 1,000 - 1,100 215 35 600 - 700 144 25 550 - 650 ~69% ~90% ~ 60 - 65% 1 2017 includes the contributions to The Renova Foundation and working capital to Samarco. 2018 onwards include only Renova Foundation contributions as working capital contributions are still subject to Vale’s Board approval US$ million Cash Flow Drags are expected to decline 1 2 3 4 68 Samarco¹ REFIS Pre-operating expenses Financial Expenses Potential decision in Brazilian Supreme Court

Free Cash Flow accumulated¹ 2018-2020, US$ billion 10,000 12,000 14,000 55 ~13 ~14 15 - 16 60 17 - 18 ~19 20 - 21 65 22 - 23 ~24 ~25 ¹ Assumes US$ 1.5 billion in divestment proceeds Note: BRL/USD exchange rate of BRL/USD 3.35 from 2017 onwards. Copper prices fixed at US$ 6,000/t 1 2 3 4 As a result, Vale will generate substantial cash flow over the next 3 years 69 Nickel price (US$/t) Iron ore price (US$/t)

Enterprise Value 13 16 19 6.0x 78 96 114 6.5x 84 104 124 7.0x 91 112 133 Net debt 10 Market cap 68 - 81 86 - 102 104 - 123 Accumulated dividends 8 14 20 Total Shareholder Return2 (%) 9 - 15 19 - 25 28 - 34 ¹ EBITDA scenarios from slide 59 ² Total shareholder return per year measured as the gain between November 24th market cap and 2020 market cap + dividends Value vision 2020, US$ billion Resulting in significant shareholder return 70 Normalized multiples EBITDA1 1 2 3 4

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: December 06, 2017		Director of Investor Relations

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